Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports a Net Loss in First Quarter

     TORONTO, May 7 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) today announced its financial results in U.S. dollars for the first quarter ended March 31, 2008. The Company reported a net loss of $34.4 million or $0.62 diluted per share on a 3.4% year-over-year increase in total revenue to $474.5 million. Investment income increased 18% to $37.4 million.
     The net loss was primarily attributable to a further $52.8 million reserve increase for estimated net unfavourable reserve developments for prior accident years at its Lincoln General ("Lincoln") subsidiary and a
$12.2 million reserve increase at its Kingsway General subsidiary. As a result of the reserve development at Lincoln, a further $8 million of valuation allowance was recorded against the future income tax asset for operating losses in the U.S. Details of the results for the first quarter are included in the Management's Discussion and Analysis and Consolidated Financial
Statements which are attached.
     "Our results for the first quarter of 2008 are unacceptable and we are working expeditiously to deal with problem areas and return to profitability as soon as possible," said Shaun Jackson, President and Chief Executive
Officer. "Only by establishing more conservative reserving practices throughout the organization can we more quickly identify and remedy underperforming business. The additional reserves related primarily to Lincoln
General's trucking policies written for the 2007 accident year. The results were also negatively impacted by exceptionally bad winter weather in certain of our operating regions."
     "We continue to eliminate and reprice business at Lincoln and this has led to a change in its mix of business, in particular moving us away from the highly competitive commercial lines in the U.S. These reductions are being offset by increased premium levels from non-standard automobile through our
Mendota subsidiary acquired in April 2007."
     Mr. Jackson continued, "I have been working closely with our executive team and Board to address performance issues that are affecting our results.
We continue to be well capitalized and have preserved a strong securities portfolio which has weathered the recent market volatility relatively well.
Over the next few quarters we will be carefully reviewing those aspects of our operations that are not performing satisfactorily and will take decisive actions where required to improve profitability."
     The property and casualty insurance markets in Canada and the U.S. remain highly competitive, with the industry experiencing continued soft pricing, and slow premium growth, while having increased levels of capital and surplus. We expect that industry combined ratios will continue to deteriorate throughout
2008 which, coupled with weak equity markets and potential impairments of assets, we believe will lead to firmer pricing in many of the markets before the end of 2008.
     Kingsway will continue to execute a strategy which requires that its operating subsidiaries price their insurance products to achieve underwriting profitability. Over the last two years, this pricing discipline has reduced premium volumes, particularly in the U.S. commercial automobile business.
However, we are now well positioned to benefit both from the earnings from our substantial securities portfolio and from any improvements in pricing. The
Company has consistently reserved its estimate of gross provision for unpaid claims at or above the independent appointed actuary's point estimate and will continue to do so.

     Normal Course Issuer Bid

     During the quarter, the Company repurchased 368,200 common shares under the normal course issuer bid for a total purchase price of $4.4 million at an average price of $11.87 (Cdn$11.93).

     Dividend

     The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on June 30, 2008 to shareholders of record on June 16,
2008.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on May 7, 2008 at 5:00 p.m. EDT. To access please dial
1-800-732-0232 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2231460
     The Company's Annual Meeting ("AGM") will be held tomorrow Thursday
May 8, 2008 at 11:00am (EDT) at The Design Exchange, 234 Bay Street, Toronto,
Ontario. A live webcast can be accessed at through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2241800.

     About the Company

     Kingsway Financial Services Inc. "Kingsway" is one of the largest non-standard automobile insurers and truck insurers in North America based on
A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through thirteen wholly-owned insurance subsidiaries in
Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance
Company, York Fire & Casualty Insurance Company and Jevco Insurance Company.
U.S. subsidiaries include Universal Casualty Company, American Service
Insurance Company, Southern United Fire Insurance Company, Lincoln General
Insurance Company, U.S. Security Insurance Company, American Country Insurance
Company, Zephyr Insurance Company, Mendota Insurance Company, Mendakota
Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS"

     <<
     Financial Summary and Highlights:

     -------------------------------------------------------------------------
                                          3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars except per
      share amounts)                           2008         2007       Change
     -------------------------------------------------------------------------
     Gross premiums written              $    457.1   $    479.4          (5%)
     Underwriting loss                        (69.1)       (20.7)        234%
     Investment income                         37.4         31.6          18%
     Net realized gains (loss)                 (5.5)         9.1        (160%)
     Operating earnings (loss)                (29.6)        11.9        (349%)
     Net income (loss)                        (34.4)        19.6        (276%)
     Diluted earnings (loss) per share        (0.62)        0.35        (277%)
     Book value per share                     16.18        16.90          (4%)
     Combined ratio                           115.6%       105.0%       10.6%
     -------------------------------------------------------------------------

     -   Gross premiums written decreased 5% to $457.1 million in the quarter compared to $479.4 million in Q1 last year. Excluding the impact of
         Mendota which was acquired in the second quarter of last year, gross premiums written would have decreased 13% compared to the same quarter last year.

     -   For the quarter the Company reported a net loss of $34.4 million compared to net income of $19.6 million in Q1 last year

     -   For the quarter the Company reported an operating loss of
         $29.6 million compared to operating income of $11.9 million in Q1 last year

     -   Diluted loss per share was $0.62 for the quarter compared to earnings of $0.35 per share for Q1 last year.

     -   The combined ratio was 115.6% in the quarter compared to 105.0% same quarter last year, with Canadian operations reporting a combined ratio of 112.6% and U.S. operations a combined ratio of 116.9%.

     -   Estimated net unfavourable reserve development was $58.8 million in the quarter, which increase the combined ratio by 13.3%. The consolidated impact of this development on an after tax basis was
         $0.97 per share for the quarter. The impact on income of the Lincoln reserve increases on an after tax basis was $0.87 per share in the quarter.

     -   Investment income, excluding net realized gains (losses), increased by 18% to $37.4 million compared to $31.6 million for the same quarter of 2007. Included in net realized losses were adjustments to the carrying values of securities for declines in market value considered other than temporary of $9.0 million (or $0.16 per share for the quarter).

     -   The fair value of the securities portfolio per share decreased by
         3% since the beginning of the year to $61.02.

     -   As a result of the loss before taxes, a further $8 million of valuation allowance (or $0.14 per share for the quarter) was recorded against the future income tax asset for operating losses in the U.S.
         that do not expire for up to 20 years.

     -   As at March 31, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $3.1 million to the sub-prime mortgage market in the
         U.S. through home equity loan asset backed securities.
     >>

     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three months ended March 31, 2008 and 2007
     (U.S. dollars)

     The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the first quarter of fiscal 2008 and 2007; with the MD&A set out on pages 12 to 57 in the Company's 2007 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2008 and the notes to the audited consolidated financial statements for fiscal 2007 set out on pages 68 to 85 of the Company's 2007 Annual Report.

     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 87 of the 2007 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     <<
     Premiums

     -------------------------------------------------------------------------
     (in millions of dollars)             3 Months to March 31:
     -------------------------------------------------------------------------
                                               2008         2007       Change
     -------------------------------------------------------------------------
     Gross premiums written
       Canada                            $    119.7   $    116.1            3%
       U.S.                                   337.4        363.3          (7%)
     -------------------------------------------------------------------------
       Total                             $    457.1   $    479.4          (5%)

     Net premiums written
       Canada                            $    114.0   $    109.8            4%
       U.S.                                   309.6        334.3          (7%)
     -------------------------------------------------------------------------
       Total                             $    423.6   $    444.1          (5%)

     Net premiums earned
       Canada                            $    131.6   $    117.7           12%
       U.S.                                   311.0        300.5            4%
     -------------------------------------------------------------------------
       Total                             $    442.6   $    418.2            6%
     -------------------------------------------------------------------------
     >>

     The U.S. operations reported a 7% decrease in premiums written during the quarter including the April 1, 2007 acquisition of Mendota Insurance Company
("Mendota"), and a 19% decrease excluding the impact of Mendota which reported gross premiums written of $42.1 million in the first quarter 2008. Lincoln
General's premium volume declined 32% in the quarter compared to Q1 2007 due to the impact of terminations of unprofitable programs and the soft market conditions for commercial automobile business in the U.S.
     As a result of the strengthening Canadian dollar, gross premiums in U.S.
dollars for the Canadian operations increased 3% in the quarter compared to the first quarter of last year. In Canadian dollars, gross premiums written from Canadian operations declined by 12% for the quarter compared to last year. Canadian operations experienced a decline of 25% in gross premiums written in the trucking line of business as fleet operators have been reducing their cross-border operations due to the slowing U.S. economy.
     U.S. operations represented 74% of gross premiums written in the quarter compared with 76% in the same quarter last year. Non-standard automobile, trucking, and commercial automobile premiums represented 40%, 16% and 18%, respectively, of gross premiums written for the quarter compared with 31%, 22%
and 21% for Q1 2007. Mendota writes primarily non-standard automobile insurance which primarily accounts for the increase in the percentage of non-standard automobile.

     <<
     Investment Income

     -------------------------------------------------------------------------
     (in millions of dollars)             3 Months to March 31:
     -------------------------------------------------------------------------
                                               2008         2007       Change
     -------------------------------------------------------------------------

     Investment income                   $     37.4   $     31.6           18%

     -------------------------------------------------------------------------
     >>

     Investment income has increased in the first quarter compared to the same period last year due to an increase in the portfolio size as a result of the acquisition of Mendota. Also contributing to the increase is the impact of a higher cost based yield as maturing securities are reinvested in a higher interest rate environment as well as the impact of the stronger Canadian dollar on the investment income from Canadian operations reported in US dollars. The cost based yield on the fixed income portfolio increased to 4.7%
compared to 4.5% for the first quarter of last year. The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities held in the portfolio during the period.

     <<
     Net Realized Gains

     The table below presents a summary of the net realized gains (losses) for the current quarter and year to date with comparative figures:

     -------------------------------------------------------------------------
     (in millions of dollars)             3 Months to March 31:
     -------------------------------------------------------------------------
                                               2008         2007       Change
     -------------------------------------------------------------------------
       Fixed income                      $      2.8   $      0.1        2,700%
       Equities                                 0.7          7.6         (91%)
       Capital assets                             -          5.4        (100%)
       Impairments                             (9.0)        (4.0)        125%
     -------------------------------------------------------------------------
       Total                             $     (5.5)  $      9.1        (160%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended March 31, 2008, sales from the securities portfolio and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized loss of $5.5 million compared to a net realized gain of $9.1 million for the three months ended

March 31, 2007. The challenging fixed income and equity markets which began in the third quarter of 2007 have continued into 2008 resulting in the write-down of $9.0 million of securities in the first quarter of 2008 compared to
$4.0 million in the first quarter of 2007. The net realized gain in the first quarter of 2007 includes a $5.4 million gain on the sale of the Company's former head office building.

     <<
     Underwriting Results

     -------------------------------------------------------------------------
     (in millions of dollars)             3 Months to March 31:
     -------------------------------------------------------------------------
                                               2008         2007       Change
     -------------------------------------------------------------------------
     Underwriting profit (loss)
       Canada                            $    (16.6)  $      5.9        (381%)
       U.S.                                   (52.5)       (26.6)          97%
                                         -------------------------------------
       Total                             $    (69.1)  $    (20.7)         234%
                                         -------------------------------------
                                         -------------------------------------
     Combined ratio
       Canada                                 112.6%        95.0%          18%
       U.S.                                   116.9%       108.9%           8%
                                         -------------------------------------
       Total                                  115.6%       105.0%          11%
                                         -------------------------------------
                                         -------------------------------------
     Expense ratio
       Canada                                  37.9%        35.9%           2%
       U.S.                                    29.7%        26.9%           3%
                                         -------------------------------------
       Total                                   32.1%        29.4%           3%
                                         -------------------------------------
                                         -------------------------------------
     Loss ratio
       Canada                                  74.7%        59.1%          16%
       U.S.                                    87.2%        82.0%           5%
                                         -------------------------------------
       Total                                   83.5%        75.6%           8%
                                         -------------------------------------
                                         -------------------------------------
     -------------------------------------------------------------------------
     >>

     The Canadian operations experienced estimated net unfavourable reserve development of $10.7 million (or 8.1% to the Canadian operations combined ratio) compared to favourable reserve development of $5.5 million in Q1 2007.
The loss ratio in the quarter was 74.7% compared to 59.1% in Q1 2007. Weather related incidents added approximately $3.3 million (2.5% to the Canadian operations combined ratio) to the Canadian operations incurred losses in the quarter.
     The U.S. operations loss ratio continued to be impacted this quarter by estimated unfavourable reserve development of $48.1 million ($44.7 million in
Q1 last year), with Lincoln General accounting for $52.8 million (or $0.87 per share for the quarter) of this reserve development. Excluding the impact of the Lincoln General reserve development, the U.S. operations reported a combined ratio of 99.9% for the quarter.

     <<
                                                        3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                               2008         2007
     -------------------------------------------------------------------------
     Favourable (unfavourable) change in estimated
      unpaid claims for prior accident years
      (note 1):
       Canada                                         $    (10.7)  $      5.5
       U.S.                                                (48.1)       (44.7)
                                                      ------------------------
       Total                                          $    (58.8)  $    (39.2)
                                                      ------------------------
     As a % of net premiums earned (note 2):
       Canada                                                8.1%       (4.6%)
       U.S.                                                 15.5%       14.9%
                                                      ------------------------
       Total                                                13.3%        9.4%
                                                      ------------------------
     As a % of unpaid claims (note 3):
       Canada                                                1.2%       (0.7%)
       U.S.                                                  3.6%        3.9%
                                                      ------------------------
       Total                                                 2.6%        2.0%
                                                      ------------------------
     -------------------------------------------------------------------------

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     Expenses

     The overall expenses increased in the quarter due to the acquisition of
Mendota and the increased operating costs of the U.S. assigned risk business.
Higher operating costs and depreciation expense of the new Head Office building in Canada also impacted the expenses. The general expense ratio increased to 14.8% compared to 12.4% in Q1 2007 primarily due to lower premium volume.

     Interest Expense

     Interest expense in the first quarter of 2008 was $9.9 million, compared to $8.2 million for the first quarter of 2007 as a result of the issuance of the C$100 million 6% debentures on July 10, 2007.

     Income Taxes

     Income taxes recovery for the first quarter of 2008 was $14.4 million as a result of losses recognized in the U.S. domiciled subsidiaries and the fully taxable status of the Canadian subsidiaries. This compares with a tax recovery of $8.8 million the same quarter last year.

     Net Income (Loss) and Earnings (Loss) Per Share

     Net income decreased by 276% in the first quarter to a loss of
$34.4 million, compared to income of $19.6 million in the first quarter of last year. Diluted loss per share was $0.62 for the quarter compared to diluted earnings of $0.35 for the first quarter of 2007.

     Operating Earnings

     Operating earnings are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of the operations.

     <<
     -------------------------------------------------------------------------
                                           3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars except per
      share amounts)                           2008         2007       Change
     -------------------------------------------------------------------------
     Net income (loss)                   $    (34.4)  $     19.6        (276%)
     Net realized gains (losses) after
      tax:
       Net realized gains (losses)
        before tax                             (5.5)         9.1        (160%)
       Tax effect on realized gains
        (losses)                               (0.7)         1.4        (150%)
     -------------------------------------------------------------------------
                                               (4.8)         7.7        (162%)
     -------------------------------------------------------------------------
     Operating earnings (losses)              (29.6)        11.9        (349%)
     Average outstanding shares diluted
      (in millions)                            55.5         56.3          (1%)
     Operating earnings (losses) per
      share                                   (0.53)        0.21        (352%)
     -------------------------------------------------------------------------

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q1 2008 compared to
December 31, 2007.

     -------------------------------------------------------------------------
                                                   As at
     -------------------------------------------------------------------------
     (in millions of dollars except per
      share amounts)                       March 31, December 31,      Change
                                               2008         2007
     -------------------------------------------------------------------------
     Assets
       Securities                        $  3,140.7   $  3,256.4          (4%)
       Accounts receivable and other
        assets                                385.2        365.4            5%
       Income taxes recoverable                12.4          1.3          854%
       Future income taxes                    122.0        114.1            7%
       Capital assets                         129.3        133.4          (3%)
       Goodwill and intangible assets         114.9        116.8          (2%)

     Liabilities
       Bank indebtedness                      163.3        172.4          (5%)
       Unearned premiums                      729.2        758.5          (4%)
       Unpaid claims                        2,263.3      2,267.1            -
       Senior unsecured debentures            199.9        220.1          (9%)

     Shareholders' Equity                     893.9        940.8          (5%)
       Book value per share                   16.18        16.95          (5%)
     -------------------------------------------------------------------------
     >>

     Securities:
     The fair value of the securities portfolio including cash decreased 4% to
$3.4 billion, compared to $3.5 billion as at December 31, 2007. This decrease is primarily due to the net use of cash in operating activities and the impact of a slightly weaker Canadian dollar on the conversion of the Canadian dollar portfolio to U.S. dollars.
     The fair value of the securities portfolio including cash decreased 3% to
$61.02 per common share at March 31, 2008 compared to $63.22 at December 31,
2007.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     Maturity Profile:
     -------------------------------------------------------------------------
                                           Canadian          U.S.
                                         Operations   Operations        Total
     -------------------------------------------------------------------------
     Due in less than one year                 34.0%        16.7%        22.5%
     Due in one through five years             32.7         53.0         46.2
     Due in five through ten years             29.4         22.8         25.0
     Due after ten years                        3.9          7.5          6.3
     -------------------------------------------------------------------------
     Total                                    100.0%       100.0%       100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Net unrealized gains on the total securities portfolio were $41.9 million or $0.76 per share outstanding at March 31, 2008 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $34.6 million or $0.62 per share outstanding at
December 31, 2007. Net unrealized losses on the common share portfolio were
$13.0 million or $0.24 per share outstanding at March 31, 2008 compared to net unrealized gains of $16.0 million or $0.29 per share outstanding at
December 31, 2007.
     For a quantitative analysis of the impact to the fair value to the fixed income portfolio of a change in interest rates see Note 6 to the financial statements.
     As at March 31, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately
$3.1 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities. As at March 31, 2008, these securities had an aggregate net unrealized loss of $0.3 million.
     For a quantitative analysis of the credit exposure of the company from its securities in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 6 to the financial statements.

     Accounts receivable and other assets:
     Accounts receivable and other assets increased by 5% to $385.2 million, primarily as a result of the seasonal direct written premium in taxi programs, as well as increased writings in most private passenger states at American
Service Insurance.

     Income taxes recoverable:
     Income taxes recoverable increased as a result of the recording of the
Canadian operations tax loss carry back in 2008.

     Future income taxes:
     Future income taxes increased due to tax losses recognized by the U.S.
operations which can be utilized in future periods.

     Capital assets:
     Capital assets decreased by 3% since the end of last year.

     Goodwill and intangible assets:
     Goodwill and intangible assets decreased by 2% since the end of last year due to the amortization of definite life intangible assets in certain of our
U.S. subsidiaries.

     Bank indebtedness:
     Bank indebtedness decreased from $172.4 million at December 31, 2007 to
$163.3 million. During the quarter the Company repaid approximately
$7.5 million of outstanding debt under our credit facilities. The undrawn amount available under the bank credit facility as at March 31, 2008 was approximately $80.4 million.
     Bank indebtedness, which totaled $163.3 million as at March 31, 2008, is subject to compliance with financial covenants and other provisions of the
Credit Agreement.
     As a result of the loss before income taxes the interest coverage ratio was (0.5) as at March 31, 2008, placing the company in breach of this covenant. Subsequent to the balance sheet date, the Company has obtained a waiver over compliance with the March 31, 2008 interest coverage covenant under the Credit Agreement. Although the future terms of the Credit Agreement are currently under review, the borrowing costs on this facility will increase as a result of the covenant breach.

     Unearned premiums:
     Unearned premiums decreased 4% since December 31, 2007 as a result of decreased premium volume.

     Unpaid claims:
     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
                                                        March 31, December 31,
     Line of Business                                       2008         2007
     -------------------------------------------------------------------------
     Non - Standard Automobile                        $    563.8   $    575.2
     Standard Automobile                                   138.3        144.5
     Commercial Automobile                                 238.7        239.2
     Trucking                                              838.2        811.6
     Motorcycle                                            119.6        126.8
     Property & Liability                                  294.2        303.3
     Other                                                  70.5         66.5
     -------------------------------------------------------------------------
     Total                                            $  2,263.3   $  2,267.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 0.1% to $2.26 billion at the end of the first quarter compared to $2.27 billion at the end of 2007. At
March 31, 2008 the provision for unpaid claims comprised case reserves for individual claims increased 1% to $1.33 billion ($1.31 billion at December 31,
2007) and a provision for Incurred But Not Reported (IBNR) claims which decreased 2% to $933.6 million ($952.8 million at December 31, 2007). IBNR at
Lincoln General now represents 96 cents for every $1 of case reserves recorded.

     Senior unsecured debentures:
     On July 10, 2007 the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.

     Book value per share:
     Book value per share decreased by 5% to $16.18 at March 31, 2008 from
$16.95 at December 31, 2007.

     Contractual Obligations

     Information concerning contractual obligations as at March 31, 2008 is shown in Note 6 of the financial statements. For further details on the
Company's long term debt and interest obligations, refer to Note 10 - Bank
Indebtedness of the accompanying financial statements and Note 15 of the
Company's 2007 audited consolidated financial statements and pages 39 to 43 of the 2007 Annual Report which sets out the Company's contractual obligations as at December 31, 2007.

     Liquidity and Capital Resources

     During the three months ended March 31, 2008, the cash used in operating activities was $64.2 million as a result of higher than expected claims payments. The Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.
     During the three months ended March 31, 2008, the Company repurchased
368,200 common shares under the normal course issuer bid for a total purchase price of $4.4 million at an average price of $11.87 (Cdn $11.93).
     As at March 31, 2008 the Company's subsidiaries were adequately capitalized to support their premium volume. For a more detailed discussion of the capital adequacy of the Companies insurance and reinsurance subsidiaries see Note 7 to the financial statements.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on
July 14, 2005 which is more fully described in Note 15(d) of the 2007 audited consolidated financial statements and page 42 of the 2007 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 43 of the 2007 Annual Report.

     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     <<
     -------------------------------------------------------------------------
                 2008    2007                            2006
     -------------------------------------------------------------------------
     (in
      millions
      of
      dollars
      except
      per
      share)       Q1      Q4      Q3      Q2      Q1      Q4      Q3      Q2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $457.1  $449.0  $509.1  $525.2  $479.4  $409.1  $483.9  $532.5
     Net
      premiums
      earned    442.6   464.5   485.3   474.0   418.2   425.0   458.3   456.2
     Total
      revenue   474.5   510.1   528.1   538.6   458.9   466.6   498.2   499.5

     Net
      income
      (loss)    (34.4) (103.5)   23.6    41.7    19.6    16.8    37.4    40.2
     Earnings
      (loss)
      per
      share
     Basic      (0.62)  (1.86)   0.43    0.75    0.35    0.30    0.67    0.71
     Diluted    (0.62)  (1.84)   0.42    0.74    0.35    0.30    0.66    0.71
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Financial Information

       Financial Strength Indicators:

       Some of the key indicators of the Company's financial strength are as follows:

                                                        March 31, December 31,
                                                            2008         2007
                                                      ------------------------
         Rolling four quarter calculations:

           Net premiums written to estimated
            statutory surplus ratio                          1.7x         1.6x

           Interest coverage ratio                          (0.5)x        0.9x

           Total bank and senior debt to
            capitalization ratio                            30.3%        31.0%

     Selected Financial Information expressed in Cdn. dollars, except for per share amounts

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
                                                        3 months to March 31:
     (in millions of dollars except per share amount)       2008         2007
     -------------------------------------------------------------------------
     Gross premiums written                           $    459.0   $    561.5
     Net premiums earned                                   444.5        489.9
     Net income                                            (34.4)        23.1
     Earnings per share - diluted                          (0.62)        0.41
     Underwriting profit (loss)                            (69.2)       (24.2)
     Book value per share                                  16.61        19.52
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2007 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     Forward-Looking Statements
     --------------------------
     This press release (including the Management's Discussion and Analysis)
includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway's securities filings, including its
2007 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share amounts)

     -------------------------------------------------------------------------
     (Unaudited)                                        March 31     March 31
                                                            2008         2007
     -------------------------------------------------------------------------
     Gross premiums written                           $  457,100   $  479,354
     -------------------------------------------------------------------------
     Net premiums written                             $  423,606   $  444,121
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned                            $  442,615   $  418,189
       Investment income                                  37,377       31,556
       Net realized gains (losses)                        (5,477)       9,116
     -------------------------------------------------------------------------
                                                         474,515      458,861
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                                $  369,428   $  316,054
       Commissions and premiums taxes                     76,860       71,164
       General and administrative expenses                65,415       51,679

       Interest expense                                    9,916        8,219
       Amortization of intangibles                         1,711          876
     -------------------------------------------------------------------------
                                                         523,330      447,992
     -------------------------------------------------------------------------
     Income (loss) before income taxes                   (48,815)      10,869
     Income taxes (recovery)                             (14,416)      (8,772)
     -------------------------------------------------------------------------
     Net income (loss)                                $  (34,399)  $   19,641
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Earnings per share:
       Basic:                                         $    (0.62)  $     0.35
       Diluted:                                       $    (0.62)  $     0.35
     Weighted average shares outstanding (in '000s):
       Basic:                                             55,411       55,799
       Diluted:                                           55,502       56,345
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                        March 31  December 31
                                                            2008         2007
                                                      (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                      $  144,679   $  161,635
       Securities                                      3,140,673    3,256,365
       Accrued investment income                          29,976       33,186
       Financed premiums                                  86,218       91,851
       Accounts receivable and other assets              385,230      365,410
       Due from reinsurers and other insurers            209,893      207,137
       Deferred policy acquisition costs                 169,953      176,202
       Income taxes recoverable                           12,412        1,348
       Future income taxes                               121,994      114,066
       Capital assets                                    129,278      133,431
       Goodwill and intangible assets                    114,927      116,774
     -------------------------------------------------------------------------
                                                      $4,545,233   $4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Bank indebtedness                              $  163,327   $  172,436
       Loans payable                                      66,222       66,222
       Accounts payable and accrued liabilities          141,991      144,940
       Unearned premiums                                 729,154      758,490
       Unpaid claims                                   2,263,282    2,267,082
       Senior unsecured debentures                       199,948      220,080
       Subordinated indebtedness                          87,361       87,354
     -------------------------------------------------------------------------
                                                       3,651,285    3,716,604
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                     323,530      326,151

         Issued and outstanding number of common
          shares
           55,249,928 - March 31, 2008
           55,515,728- December 31, 2007
       Contributed surplus                                 7,647        7,619
       Retained earnings                                 481,506      521,165
       Accumulated other comprehensive income             81,265       85,866
     -------------------------------------------------------------------------
                                                         893,948      940,801
     -------------------------------------------------------------------------
                                                      $4,545,233   $4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                    For the three months ended
     -------------------------------------------------------------------------
                                                        March 31     March 31
     (Unaudited)                                            2008         2007
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning of period                   $  326,151   $  328,473
     Issued during the period                                 48          278
     Repurchased for cancellation                         (2,669)      (2,321)
     -------------------------------------------------------------------------
     Balance at end of period                            323,530      326,430
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning of period                   $    7,619   $    5,352
     Stock option expense                                     28          219
     -------------------------------------------------------------------------
     Balance at end of period                              7,647        5,571
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning of period                   $  521,165   $  560,126
     Net income (loss) for the period                    (34,399)      19,641
     Common share dividends                               (4,139)      (3,574)
     Repurchase of shares for cancellation                (1,121)      (3,741)
     -------------------------------------------------------------------------
     Balance at end of period                            481,506      572,452
     -------------------------------------------------------------------------
     Accumulated other comprehensive income
     Balance at beginning of period                   $   85,866   $    7,011
     Cumulative effect of adopting new accounting
      policies                                                 -       17,672
     Other comprehensive income (loss)                    (4,601)      10,365
     -------------------------------------------------------------------------
     Balance at end of period                             81,265       35,048
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period      $  893,948   $  939,501
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
     For the three months ended
     -------------------------------------------------------------------------
                                                        March 31     March 31
     (Unaudited)                                            2008         2007
     -------------------------------------------------------------------------
     Comprehensive income
     Net income (loss)                                $  (34,399)  $   19,641
     Other comprehensive income, net of taxes:
       - Change in unrealized gains on available-for
         securities:
         Unrealized gains arising during the period,
          net of income taxes(1)                           9,952        9,212
         Recognition of realized gains to net income,
          net of income taxes(2)                            (347)      (2,141)
       - Unrealized gains (losses) on translating
         financial statement of self-sustaining
         foreign operations                              (14,206)       3,294
     -------------------------------------------------------------------------
     Other comprehensive income (loss)                    (4,601)      10,365
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive income                             $  (39,000)  $   30,006
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of income tax of $(1,953) for the quarter to March 31, 2008 and
         $7,382 for the quarter to March 31, 2007
     (2) Net of income tax of $266 for the quarter to March 31, 2008 and $510 for the quarter to March 31, 2007 KINGSWAY FINANCIAL SERVICES INC.

     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                        3 months to March 31:
     -------------------------------------------------------------------------
     (Unaudited)                                            2008         2007
     -------------------------------------------------------------------------
     Cash flows from operating activities
     Net income                                       $  (34,399)  $   19,641
     Items not affecting cash:
       Amortization                                        4,931        2,899
       Future and current income taxes                    (6,200)     (17,091)
       Net realized (gains) losses                         5,547       (9,116)
       Amortization of bond premiums and discounts        (2,470)      (1,995)
       Net change in other non-cash balances             (31,612)     (22,437)
     -------------------------------------------------------------------------
                                                         (64,203)     (28,099)
     -------------------------------------------------------------------------
     Cash flows from financing activities
     Increase in share capital                                48          278
     Repurchase of common shares for cancellation         (3,790)      (6,062)
     Dividends paid                                       (4,139)      (3,574)
     Increase (decrease) in bank indebtedness and
      loans payable                                      (10,655)     106,951
     Decrease in senior unsecured indebtedness           (17,289)           -
     -------------------------------------------------------------------------
                                                         (35,825)      97,593
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities                             (719,671)    (990,626)
     Proceeds from sale of securities                    801,273      971,309
     Financed premiums receivable, net                     3,156        3,301
     Acquisitions, net of cash acquired                     (212)     (13,860)

     Net change to capital assets                         (1,474)         (75)
     -------------------------------------------------------------------------
                                                          83,072      (29,951)
     -------------------------------------------------------------------------
     Net change in cash and cash equivalents             (16,956)      39,543
     Cash and cash equivalents at beginning of period    161,635      129,706
     -------------------------------------------------------------------------
     Cash and cash equivalents at end of period       $  144,679   $  169,249
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three months ended March 31, 2008 and 2007
     (Unaudited - tabular amounts in thousands of U.S. dollars)

     NOTE 1 Basis of Presentation

     These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2007 except for the changes in accounting policies as noted below. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the
Company's audited consolidated financial statements for the year ended
December 31, 2007 as set out on pages 63 to 85 of the Company's 2007 Annual
Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

     NOTE 2 Change In Accounting Polices

     On January 1, 2008, the Company adopted CICA Handbook Section 1535
Accounting Changes - Capital Disclosures, Section 3862 Financial Instruments -
Disclosures and Section 3863 Financial Instruments - Presentation.

     Handbook Section 1535 requires the following disclosures: (i) qualitative information about an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity manages as capital;
(iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. See Note 7 for additional details.

     Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial
Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements but not changing the existing presentation requirements for financial instruments. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Handbook Section
3862 requires qualitative and quantitative disclosure of: (i) exposures to risks arising from financial instruments, how they arose and the potential impact on the amount, timing and certainty of future cash flows; (ii)
information about the risk management function and the reporting and measurement systems used; (iii) the entity's policies for hedging or mitigating risk and avoiding concentrations of risk; and (iv) the sensitivity to individual market risk factors together with the methodology for performing the analysis. Handbook Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 6 for additional details.

     NOTE 3 Stock-based Compensation

     As reported on pages 74 - 75 of the Company's 2007 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the first quarter 2008, the
Company recorded $28,000 of stock-based compensation expense included in employee compensation expense.

     Per share weighted average fair value of options granted during 2008 was
C$2.88, February 2007 was C$5.34 and in December 2007 was C$2.38,
respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     <<
     -------------------------------------------------------------------------
                                                              As at March 31
     -------------------------------------------------------------------------
                                                            2008         2007
     -------------------------------------------------------------------------
     Risk-free interest rate                                3.22%        4.11%
     Dividend yield                                         2.23%        1.30%
     Volatility of the expected market price of the
      Company's common shares                               27.8%        25.2%
     Expected option life (in years)                         4.0          3.7
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the
Company's employee stock options.

     NOTE 4 Segmented Information

     The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company's Canadian and
United States segments include transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the
Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

     <<
     -------------------------------------------------------------------------
                                      Three months ended March 31, 2008
     -------------------------------------------------------------------------
                                             United    Corporate
                                Canada       States    and other        Total
     -------------------------------------------------------------------------
     Gross premiums
      written              $   119,729  $   337,371  $         -  $   457,100
     Net premiums earned       131,566      311,049            -      442,615
     Investment income
      (loss)                    14,914       23,000         (537)      37,377
     Net realized gains
      (losses)                  (1,607)      (3,870)           -       (5,477)

     Interest expense                -        8,586        1,330        9,916
     Amortization of
      capital assets               543        1,708        1,139        3,390
     Amortization of
      intangible assets              -        1,712            -        1,712
     Net income tax
      expense (recovery)        (6,968)      (9,545)       2,097      (14,416)
     Net income (loss)          (4,203)     (34,094)       3,898      (34,399)

     Capital assets        $    59,620  $    61,820  $     7,838  $   129,278
     Goodwill and
      intangible assets          8,954      105,973            -      114,927
     Total assets            1,587,473    2,922,033       35,727    4,545,233
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                       Three months ended March 31, 2007
     -------------------------------------------------------------------------
                                             United    Corporate
                                Canada       States    and other        Total
     -------------------------------------------------------------------------
     Gross premiums
      written              $   116,055  $   363,299  $         -  $   479,354
     Net premiums earned       117,702      300,487            -      418,189
     Investment income
      (loss)                    13,155       18,529         (128)      31,556
     Net realized gains          1,475        7,641            -        9,116
     Interest expense                -        6,345        1,874        8,219
     Amortization of
      capital assets               348        1,243          379        1,970
     Amortization of
      intangible assets              -          876            -          876
     Net income tax
      expense (recovery)         1,991      (13,654)       2,891       (8,772)
     Net income (loss)          15,767        5,976       (2,102)      19,641

     Capital assets        $    49,686  $    59,184  $     3,259  $   112,129
     Goodwill and
      intangible assets          7,961       96,538            -      104,499
     Total assets            1,583,342    2,611,812       42,122    4,237,276
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 5  Securities

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                                March 31, 2008
     -------------------------------------------------------------------------
                                              Gross        Gross
                             Amortized   Unrealized   Unrealized
                                  cost        Gains       Losses   Fair Value
     -------------------------------------------------------------------------
     Term Deposits         $   319,937  $     2,218  $        70  $   322,085
     Bonds:
       Canadian - Government   239,933        9,166            -      249,099
                - Corporate    369,137        4,975        4,259      369,853
       U.S      - Government   125,651        4,739           39      130,351
                - Corporate  1,464,656       43,322       10,782    1,497,196
       Other    - Government    11,977          278            -       12,255

                - Corporate    142,443        7,803          307      149,939
     -------------------------------------------------------------------------
     Sub-total             $ 2,673,734  $    72,501  $    15,457  $ 2,730,778
     Common shares
      - Canadian               229,130       17,651       20,727      226,054
      - U.S                    187,171        9,013       18,942      177,242
     Preferred shares
      - Canadian                 7,929            -        2,064        5,865
      - U.S                        780            -           46          734
     -------------------------------------------------------------------------
                           $ 3,098,744  $    99,165  $    57,236  $ 3,140,673
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                               December 31, 2007
     -------------------------------------------------------------------------
                                              Gross        Gross
                             Amortized   Unrealized   Unrealized
                                  cost        Gains       Losses   Fair Value
     -------------------------------------------------------------------------
     Term Deposits         $   393,788  $       836  $        69  $   394,555
     Bonds:
       Canadian - Government   260,309        4,164          115      264,358
                - Corporate    368,243        1,834        6,464      363,613
       U.S      - Government    90,305        2,270           13       92,562
                - Corporate  1,461,177       23,153        8,657    1,475,673
       Other    - Government    15,492            -          106       15,386
                - Corporate    204,876        4,381          812      208,445
     -------------------------------------------------------------------------
     Sub-total             $ 2,794,190  $    36,638  $    16,236  $ 2,814,592
     Common shares
      - Canadian               224,086       25,624       12,786      236,924
      - U.S                    194,545       16,045       12,847      197,743
     Preferred shares
      - Canadian                 8,211            -        1,828        6,383
      - U.S                        780            -           57          723
     -------------------------------------------------------------------------
                           $ 3,221,812  $    78,307  $    43,754  $ 3,256,365
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices.

     Net investment income for the quarter ended March 31 is comprised as follows:
     -------------------------------------------------------------------------
                                                            2008         2007
     -------------------------------------------------------------------------
     Investment income
       Interest on short term securities             $     4,423  $     4,699
       Interest on Bonds                                  29,748       24,393
       Dividends                                           2,836        3,227
       Premium Finance                                     1,596        1,104
       Other                                                 806          129
     -------------------------------------------------------------------------
     Gross Investment Income                         $    39,409  $    33,552
     Investment Expenses                                   2,032        1,996
     -------------------------------------------------------------------------
     Net Investment Income                           $    37,377  $    31,556
     -------------------------------------------------------------------------
     >>

     Net realized losses for the quarter ended March 31, 2008 were

$5.5 million compared to net realized gains of $9.1 million for the quarter ended March 31, 2007. Included in net realized losses were adjustments to the carrying values of securities for declines in market value considered other than temporary of $9.0 million compared to $4.0 million for the quarter ended
March 31, 2007.

     NOTE 6  Financial Instruments

     Risk Management

     The companies' risk management policies and practices are described on pages 23, 47 and 72 to 73 of 2007 annual report. There has been no significant change in the risk management framework.
     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section
3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:

     The Company remains exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.
     The table below summarizes the credit exposure of the company from its investments in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services, using the higher of these ratings for any security where there is a split rating:

     <<
     -------------------------------------------------------------------------
                                      March 31, 2008       December 31, 2007
     -------------------------------------------------------------------------
     AAA/Aaa                       $1,415,018   51.8%   $1,516,064   53.9%
     AA/Aa2                           599,703   22.0        661,891   23.5
     A/A2                             508,558   18.6        470,909   16.7
     BBB/Baa2                          96,697    3.5         96,076    3.4
     BB/Ba2                             8,079    0.3          8,081    0.3
     B/B2                              11,687    0.4         12,629    0.4
     CCC/Caa or lower, or not rated    91,036    3.4         48,942    1.8
     -------------------------------------------------------------------------
     Total consolidated            $2,730,778  100.0%   $2,814,592  100.0%
     -------------------------------------------------------------------------
     >>

     Market risk:

     Our primary market risk exposures continue to be the changes in interest rates and equity prices. Because most of the securities portfolio is comprised of fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $86.0 million at March 31, 2008, representing 3.1%
of the $2.7 billion fair value fixed income securities portfolio.
     Fluctuations in value of the equity securities due to changes in general economic or stock market conditions affect the carrying value of these securities and the level and timing of recognition of gains and losses on securities held, causing changes in realized and unrealized gains and losses.
     We have a smaller exposure to changes in the U.S. to Canadian dollar foreign currency exchange rate. We do not hedge any foreign currency exposure that may exist in the securities portfolio. Our U.S. operations generally hold their investments in U.S. dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities.

     Liquidity risk:

     Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from the general business activities and in the course of managing the assets and liabilities.
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the company's business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources, the funds needed to fulfill the cash requirements, including the quarterly dividend, during the current financial year and also to satisfy regulatory capital requirements.
     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual re pricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     <<
     -------------------------------------------------------------
     As at March 31, 2008  One year or  One to five  Five to ten
                                  less        years        years
     -------------------------------------------------------------
     Assets:
     Cash & cash
      equivalents          $   144,679  $         -  $         -
     Securities                614,284    1,262,129      682,613
     Accrued Investment
      Income                    29,976            -            -
     Finance Premiums           86,218            -            -
     Accounts receivable
      and other assets         385,230            -            -
     Due from reinsurers
      and other insurers        67,939      119,299       19,520

     Liabilities:
     Bank Indebtedness         163,327            -            -
     Loans payable                   -            -       66,222
     Accounts payable and
      accrued liabilities      141,991            -            -

     Unpaid claims             732,593    1,286,406      210,483
     Senior unsecured
      debentures                     -       96,278      103,670
     Subordinated
      indebtedness                   -            -            -
     -----------------------------------------------------------

     -----------------------------------------------------------
                             More than  No specific
                             ten years         date        Total
     -----------------------------------------------------------
     Assets:
     Cash & cash
      equivalents          $         -  $         -  $   144,679
     Securities                171,116      410,531    3,140,673
     Accrued Investment
     Income                          -            -       29,976
     Finance Premiums                -            -       86,218
     Accounts receivable
      and other assets               -            -      385,230
     Due from reinsurers
      and other insurers         3,135                   209,893

     Liabilities:
     Bank Indebtedness               -            -      163,327
     Loans payable                   -            -       66,222
     Accounts payable and
      accrued liabilities            -            -      141,991
     Unpaid claims              33,800                 2,263,282
     Senior unsecured
      debentures                     -            -      199,948
     Subordinated
      indebtedness              87,361            -       87,361
     -----------------------------------------------------------

     -------------------------------------------------------------
     As at December 31,    One year or  One to five  Five to ten
      2007                        less        years        years
     -------------------------------------------------------------
     Assets:
     Cash & cash
      equivalents          $   161,635  $         -  $         -
     Securities                714,339    1,242,667      720,464
     Accrued Investment
      Income                    33,186            -            -
     Finance Premiums           91,851            -            -
     Accounts receivable
      and other assets         365,410            -            -
     Due from reinsurers
      and other insurers        (5,999)     181,135       27,676

     Liabilities:
     Bank Indebtedness         172,436            -            -
     Loans payable                   -            -       66,222
     Accounts payable
      and accrued liabilities  144,940            -            -
     Unpaid claims             735,534    1,284,106      213,264
     Senior unsecured
      debentures                     -       99,680      120,400
     Subordinated
      indebtedness                   -            -            -
     -----------------------------------------------------------

                             More than  No specific
                             ten years         date        Total
     -----------------------------------------------------------
     Assets:
     Cash & cash
      equivalents          $         -  $         -  $   161,635
     Securities                137,122      441,773    3,256,365
     Accrued Investment
      Income                         -            -       33,186
     Finance Premiums                -            -       91,851
     Accounts receivable
      and other assets               -            -      365,410
     Due from reinsurers
      and other insurers         4,325            -      207,137

     Liabilities:
     Bank Indebtedness               -            -      172,436
     Loans payable                   -            -       66,222
     Accounts payable
      and accrued liabilities        -            -      144,940
     Unpaid claims              34,178            -    2,267,082
     Senior unsecured
      debentures                     -            -      220,080
     Subordinated
      indebtedness              87,354            -       87,354
     -----------------------------------------------------------
     >>

     Collateral pledged: As at March 31, 2008, bonds and term deposits with an estimated fair value of $51.7 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At March 31, 2008, the amount of such pledged securities was $76.7 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.
     On October 4, 2002 the Company entered into an annually renewable syndicated $350 million letter of credit facility. The letter of credit facility is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At March 31, 2008 the letter of credit facility utilization was
$270.2 million.
     Past due loans but not impaired: Past due loans are loans where repayment of principal or payment of interest is contractually in arrears. There are no such loans as at March 31, 2008.

     Fair value:

     Refer to Note 5 with respect to fair value disclosure on securities. The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at March 31, 2008 the discounted value of the unpaid claims was
$2,351.9 million ($2,196.4 million net of reinsurers' share of unpaid claims).
There is no active market for policy liabilities, so a market value is not readily available.

     The table below summarizes the fair valuation of debt liabilities:

     <<
                                                 March 31, 2008
     -------------------------------------------------------------------------
                                    Total fair  Total carrying      Favorable
                                       value(x)          value   (Unfavorable)
     -------------------------------------------------------------------------
     Loans Payable                    $  57,112      $  66,222      $   9,110
     Senior unsecured debentures        190,736        199,948          9,212
     Subordinated indebtedness           90,500         87,361         (3,139)
     -------------------------------------------------------------------------

                                               December 31, 2007
     -------------------------------------------------------------------------
                                    Total fair  Total carrying      Favorable
                                       value(x)          value   (Unfavorable)
     -------------------------------------------------------------------------
     Loans Payable                   $  54,493       $  66,222      $  11,729
     Senior unsecured debentures       221,517         220,080         (1,437)
     Subordinated indebtedness          90,500          87,354         (3,146)
     -------------------------------------------------------------------------
     (x)The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.
     >>

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at March 31, 2008 were as follows:

     <<
     ($ in 000s)
     -------------------------------------------------------------------------
                                                  Significant
     Description   March 31,   Quoted prices in      Other       Significant
                     2008     active markets for   Observable   Unobservable
                               identical Assets     Inputs          Inputs
                                   (Level 1)       (Level 2)       (Level 3)
     -------------------------------------------------------------------------
     Available for
      sale
     securities  $ 3,140,673      $ 409,895       $ 2,730,778       $  -
     -------------------------------------------------------------------------
     >>

     NOTE 7  Capital Management

     The company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The process is aimed to achieve three major objectives: Meet regulatory requirements, maintain strong credit rating and maximize returns to shareholders. Senior executive management develops the capital strategy and oversees the capital management processes of the company. Capital is managed using both regulatory capital measures and internal metrics.
     As at March 31, 2008 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of
Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at March
31, 2008 the MCT of the Canadian subsidiaries are above the target MCT level, with MCT margins ranging between 205% and 238% and aggregate available capital of approximately $80.5 million in excess of required capital.
     In the United States, a risk based capital (RBC) formula is used by the

National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at March 31, 2008 Lincoln General had an RBC ratio of 173%.
The RBC ratios of the other U.S. subsidiaries range between 227% and 1,506%
and have aggregate available capital of approximately $88.7 million in excess of required capital.
     The reinsurance subsidiaries, which are domiciled in Barbados and
Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at March 31, 2008 the capital maintained by Kingsway Reinsurance Corporation was approximately $302.6 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $62.5 million in excess of regulatory requirements.
     During the three months ended March 31, 2008, the Company repurchased
368,200 common shares under the normal course issuer bid for a total purchase price of $4.4 million at an average price of $11.87 (Cdn$11.93). For additional details, refer to page 39 to 42 of the 2007 Annual Report.

     NOTE 8 Hedges

     On July 10, 2007, a general partnership of the Company (Kingsway 2007
General Partnership) issued a five year C$100 million debt obligation due on
July 11, 2012 with fixed semi-annual C$3 million interest payments. Kingsway
2007 General Partnership's risk management objective is to lock in the cash flow requirements on this debt obligation in U.S dollar terms which is the currency in which its cash inflows are received, thus mitigating exposure to variability in expected future cash flows. In order to meet this objective,
Kingsway 2007 General Partnership has entered into a cross-currency swap with
Bank of Nova Scotia to swap U.S. dollar cash flows into Canadian dollar cash flows providing the company with the required Canadian dollar funds each semi-annual period and upon maturity to settle the senior debenture offering interest payments.
     The swap transaction has been designated as a cash flow hedge. Any changes in the fair value of hedging instrument are recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. Hedge ineffectiveness is measured and recorded in the current period in the Consolidated Statement of Income. The company has recorded a gain of $0.1 million during the quarter due to the ineffective portion of the designated hedge. As at March 31, 2008, the time length of cash flow hedge outstanding was less than five years. When the hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income will be recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

     NOTE 9 Acquisitions

     On April 1, 2007 the Company acquired 100% of the voting shares of
Mendota Insurance Company ('Mendota') whose primary business is non-standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.
The earnings of Mendota have been included in the statement of operations from
April 1, 2007.
     During the first quarter of 2008, the final purchase price was determined at $51,112,265. The Company has recognized total goodwill $1,181,723 related to this acquisition, of which $211,516 was recorded in 2008 and $970,207 during 2007.
     The Company also recognized total intangible assets of $10,669,125 related to this acquisition during 2007, of which $7,803,000 was assigned to insurance licenses with an indefinite life and not subject to amortization,
$1,101,000 was assigned to computer software and is being amortized straight line over its defined useful life of 5 years and $1,765,000 assigned to agent relationships and is also being amortized of a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

     NOTE 10 Bank Indebtedness

     Bank indebtedness, which totaled $163.3 million as at March 31, 2008, is subject to compliance with financial covenants and other provisions of the
Credit Agreement.
     As a result of the loss before income taxes the interest coverage ratio was (0.5) as at March 31, 2008, placing the company in breach of this covenant. Subsequent to the balance sheet date, the Company has obtained a waiver over compliance with the March 31, 2008 interest coverage covenant under the Credit Agreement. Although the future terms of the Credit Agreement are currently under review, the borrowing costs on this facility will increase as a result of the covenant breach.

     NOTE 11 Supplemental Condensed Consolidating Financial Information

     On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and Kingsway
America Inc. ("KAI"), a wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of
March 31, 2008 and December 31, 2007, and for the period ended March 31, 2008 and 2007, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-Guarantor subsidiaries").

     <<
     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the three months ended March 31, 2008
                               KFSI          KAI         K2007GP
     ------------------------------------------------------------
                               (a            (a            (the
                           "Guarantor")  "Guarantor")   "Issuer")
     ------------------------------------------------------------
     Revenue:
       Net premiums earned $         -  $         -  $         -
       Investment related
        income                    (537)         859        1,829
       Management fees          30,008        4,471            -
                           $    29,471  $     5,330  $     1,829
     Expenses:
       Claims incurred     $         -  $         -  $         -
       Commissions and
        premium taxes                -            -            -
       Other expenses           22,147        6,927           59
       Interest expense          1,330        7,141        1,498
                                23,477       14,068        1,557

     Income before
      income taxes               5,994       (8,738)         272
     Income taxes                2,097       (2,971)          93
     Equity in
      undistributed net
      income of
      subsidiaries             (38,296)     (28,241)           -
     Net income (loss)     $   (34,399) $   (34,008) $       179
     ------------------------------------------------------------

     For the three months ended March 31, 2008
                    Other Subsidiaries  Consolidation     Total
                   (the "Non-Guarantor  adjustments
                        subsidiaries")
     ------------------------------------------------------------
     Revenue:
       Net premiums earned $   442,615  $         -  $   442,615
       Investment related
        income                  31,578       (1,829)      31,900
       Management fees               -      (34,479)           -
                           $   474,193  $   (36,308) $   474,515
     Expenses:
       Claims incurred     $   356,918  $    12,510  $   369,428
       Commissions and
        premium taxes           76,860            -       76,860
       Other expenses           86,811      (48,818)      67,126
       Interest expense            (53)           -        9,916
                               520,536      (36,308)     523,330

       Income before
        income taxes           (46,343)           -      (48,815)
       Income taxes            (13,635)           -      (14,416)
       Equity in
        undistributed net
        income of
        subsidiaries                 -       66,537            -
       Net income (loss)   $   (32,708)  $   66,537  $   (34,399)
     ------------------------------------------------------------
     ------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the three months ended March 31, 2007
                               KFSI          KAI         K2007GP
     ------------------------------------------------------------
                                             (an
                               (a         ("issuer"/      (an
                           "Guarantor")  "Guarantor")   "Issuer")
     ------------------------------------------------------------
     Revenue:
       Net premiums earned $         -  $         -  $         -
       Investment related
        income                    (129)         836            -
       Management fees          19,434        3,375            -
                           $    19,305  $     4,211  $         -
     Expenses:
       Claims incurred     $         -  $         -  $         -
       Commissions and
        premium taxes                -            -            -
       Other expenses           16,642        5,128            -
       Interest expense          1,874        5,636            -
                                18,516       10,764            -

     Income before
      income taxes                 789       (6,553)           -
     Income taxes                2,891       (2,228)           -
     Equity in
      undistributed net
      income of
      subsidiaries              21,743      (22,782)           -
     Net income (loss)     $    19,641  $   (27,107)  $        -
     ------------------------------------------------------------
     ------------------------------------------------------------

     For the three months ended March 31, 2008
                    Other Subsidiaries  Consolidation     Total
                   (the "Non-Guarantor  adjustments
                        subsidiaries")
     ------------------------------------------------------------
     Revenue:
       Net premiums earned $   418,189  $         -  $   418,189
       Investment related
        income                  39,965            -       40,672
       Management fees               -      (22,809)           -
                           $   458,154  $   (22,809) $   458,861
     Expenses:
       Claims incurred     $   316,054  $         -  $   316,054
       Commissions and
        premium taxes           71,164            -       71,164
       Other expenses           53,594      (22,809)      52,555
       Interest expense            709            -        8,219
                               441,521      (22,809)     447,992

     Income before
      income taxes              16,633            -       10,869
     Income taxes               (9,435)           -       (8,772)
     Equity in
      undistributed net
      income of
      subsidiaries                   -        1,039            -
     Net income (loss)     $    26,068  $     1,039  $    19,641
     ------------------------------------------------------------
     ------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at March 31, 2008

                                            KFSI         KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/     (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $   903,048  $   686,218  $         -
       Cash                                   8,510        2,653          838
       Securities                                 -            -            -
       Goodwill and other assets              9,780            -            -
       Other assets                          29,155       49,529      107,206
                                        $   950,493  $   738,400  $   108,044
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $    37,000  $   170,175  $         -
       Other liabilities                      1,045       25,980        4,458
       Unearned premiums                          -            -            -
       Unpaid claims                              -            -            -
       Senior unsecured debentures           18,500      125,000       93,288
       Subordinated indebtedness                  -       90,500            -
                                             56,545      411,655       97,746
     Shareholders' equity:
       Share capital                        323,530      380,293       10,667
       Contributed surplus                    7,647            -            -
       Retained Earnings                    481,506      (53,548)       2,233
       Accumulated other
        comprehensive income                 81,265            -       (2,602)
                                            893,948      326,745       10,298
                                        $   950,493  $   738,400  $   108,044
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at March 31, 2008

                                           Other     Consolidation
                                        Subsidiaries  adjustments    Total
     -------------------------------------------------------------------------
                                        (the "Non-
                                        Guarantor
                                          subsid-
                                          iaries")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $  (268,140) $(1,321,126) $         -
       Cash                                 132,678            -      144,679
       Securities                         3,226,891            -    3,226,891
       Goodwill and other assets            105,147            -      114,927
       Other assets                       2,986,430   (2,113,584)   1,058,736
                                        $ 6,183,006  $(3,434,710) $ 4,545,233
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $   109,450  $   (87,076) $   229,549
       Other liabilities                    (20,578)     131,086      141,991
       Unearned premiums                  1,182,844     (453,690)     729,154
       Unpaid claims                      3,879,488   (1,616,206)   2,263,282
       Senior unsecured debentures          (19,963)     (16,877)     199,948
       Subordinated indebtedness                  -       (3,139)      87,361
                                          5,131,241   (2,045,902)   3,651,285
     Shareholders' equity:
       Share capital                      1,783,031   (2,173,991)     323,530
       Contributed surplus                        -            -        7,647
       Retained Earnings                   (807,881)     859,196      481,506
       Accumulated other
        comprehensive income                 76,615      (74,013)      81,265
                                          1,051,765   (1,388,808)     893,948
                                        $ 6,183,006  $(3,434,710) $ 4,545,233
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2007
                                            KFSI         KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/     (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $   964,286  $   682,266  $         -
       Cash                                  13,716        6,960          566
       Securities                                 -            -            -
       Goodwill and other assets                  -            -            -
       Other assets                          34,042       16,302      113,217
                                        $ 1,012,044  $   705,528  $   113,783
     Liabilities and Shareholders'
      Equity
     Liabilities:

       Bank Indebtedness                $    42,369  $   170,175  $         -
       Other liabilities                      7,797       25,184        6,607
       Unearned premiums                          -            -            -
       Unpaid claims                              -            -            -
       Senior unsecured debentures           21,077      125,000       94,429
       Subordinated indebtedness                  -       90,500            -
                                             71,243      410,859      101,036
     Shareholders' equity:
       Share capital                        326,151      342,450       10,667
       Contributed surplus                    7,619            -            -
       Retained Earnings                    521,165      (47,781)       2,053
       Accumulated other
        comprehensive income                 85,866            -           27
                                            940,801      294,669       12,747
                                        $ 1,012,044  $   705,528  $   113,783
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2007
                                          Other      Consolidation
                                        Subsidiaries  adjustments    Total
     -------------------------------------------------------------------------
                                        (the "Non-
                                        Guarantor
                                          subsid-
                                          iaries")
     -------------------------------------------------------------------------
     Assets
       Investments in subsidiaries      $  (150,463) $(1,496,089) $         -
       Cash                                 140,393            -      161,635
       Securities                         3,348,216            -    3,348,216
       Goodwill and other assets            116,774            -      116,774
       Other assets                       3,181,277   (2,314,058)   1,030,780
                                        $ 6,636,197  $(3,810,147) $ 4,657,405
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $   130,068  $  (103,954) $   238,658
       Other liabilities                    339,938     (234,586)     144,940
       Unearned premiums                  1,220,813     (462,323)     758,490
       Unpaid claims                      3,810,139   (1,543,057)   2,267,082
       Senior unsecured debentures          (20,426)           -      220,080
       Subordinated indebtedness                  -       (3,146)      87,354
                                          5,480,532   (2,347,066)   3,716,604
     Shareholders' equity:
       Share capital                      1,773,287   (2,126,404)     326,151
       Contributed surplus                        -            -        7,619
       Retained Earnings                   (713,618)     759,346      521,165
       Accumulated other
        comprehensive income                 95,996      (96,023)      85,866
                                          1,155,665   (1,463,081)     940,801
                                        $ 6,636,197  $(3,810,147) $ 4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months ended March 31, 2008

                                            KFSI         KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/     (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                       $   (34,399) $   (34,008) $       179
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries             38,296       28,241            -
       Other                                (17,439)     (32,217)          36
                                            (13,542)     (37,984)         215

     Financing Activities:
       Increase in share capital, net            48       37,843            -
       Repurchase of common shares
        for cancellation                     (3,790)           -            -
       Common share dividend                 (4,139)           -            -
       Increase/(decrease) in bank
        indebtedness                              -            -           57
       Increase in senior unsecured
        indebtedness                              -            -            -
                                             (7,881)      37,843           57

     Investing Activities:
       Purchase of securities                     -            -            -
       Proceeds from sale of
        securities                                             -            -
       Acquisitions                          15,957            -            -
       Other                                    260       (4,166)           -
                                             16,217       (4,166)           -

     Increase (decrease) in cash
       during the year                       (5,206)      (4,307)         272
     Cash, beginning of year                 13,716        6,960          566
                                        $     8,510  $     2,653  $       838
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months ended March 31, 2008

                                          Other      Consolidation
                                        Subsidiaries  adjustments    Total
     -------------------------------------------------------------------------
                                        (the "Non-
                                        Guarantor
                                          subsid-
                                          iaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                       $   (86,565) $   120,394  $   (34,399)
       Adjustments to reconcile net
        income to net cash used by
        operating activities:

       Equity in undistributed
        earnings in subsidiaries                  -      (66,537)           -
       Other                                  2,527       17,289      (29,804)
                                            (84,038)      71,146      (64,203)

     Financing Activities:
       Increase in share capital, net             -      (37,843)          48
       Repurchase of common shares
        for cancellation                          -            -       (3,790)
       Common share dividend                      -            -       (4,139)
       Increase/(decrease) in bank
        indebtedness                        (10,655)         (57)     (10,655)
       Increase in senior unsecured
        indebtedness                              -      (17,289)     (17,289)
                                            (10,655)     (55,189)     (35,825)

     Investing Activities:
       Purchase of securities              (719,671)           -     (719,671)
       Proceeds from sale of
        securities                          801,273            -      801,273
       Acquisitions                            (212)     (15,957)        (212)
       Other                                  5,588            -        1,682
                                             86,978      (15,957)      83,072

     Increase (decrease) in cash
       during the year                       (7,715)           -      (16,956)
     Cash, beginning of year                140,393            -      161,635
                                        $   132,678  $         -  $   144,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months ended March 31, 2007

                                            KFSI         KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/     (an
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                       $    19,641  $   (27,107) $         -
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries            (21,743)      22,782            -
       Other                                  4,612       (4,631)           -
                                              2,510       (8,956)           -

     Financing Activities:
       Increase in share capital, net           278      110,000            -
       Repurchase of common shares
        for cancellation                     (6,062)           -            -
       Common share dividend                 (3,574)           -            -
       Increase/(decrease) in bank
        indebtedness                              -            -            -
       Increase in senior unsecured
        indebtedness                              -            -            -
                                             (9,358)     110,000            -

     Investing Activities:
       Purchase of securities                     -            -            -
       Proceeds from sale of
        securities                               99            -            -
       Acquisitions                          19,517            -            -
       Other                                   (430)     (49,272)           -
                                             19,186      (49,272)           -

     Increase (decrease) in cash
      during the year                        12,338       51,772            -
     Cash, beginning of year                  3,580        3,204            -
                                       $     15,918  $    54,976  $         -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months ended March 31, 2007

                                         Other      Consolidation
                                       Subsidiaries  adjustments    Total
     -------------------------------------------------------------------------
                                       (the "Non-
                                       Guarantor
                                         subsid-
                                         iaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating Activities:
       Net income                      $   (19,517) $    46,624  $    19,641
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed
        earnings in subsidiaries                 -       (1,039)           -
       Other                               (47,721)           -      (47,740)
                                           (67,238)      45,585      (28,099)

     Financing Activities:
       Increase in share capital, net            -     (110,000)         278
       Repurchase of common shares
        for cancellation                         -            -       (6,062)
       Common share dividend                     -            -       (3,574)
       Increase/(decrease) in bank
        indebtedness                       106,951            -      106,951
       Increase in senior unsecured
        indebtedness                             -            -            -
                                           106,951     (110,000)      97,593

     Investing Activities:
       Purchase of securities           (1,074,558)      83,932     (990,626)
       Proceeds from sale of
        securities                         971,210            -      971,309
       Acquisitions                        (13,860)     (19,517)     (13,860)
       Other                                52,928            -        3,226
                                           (64,280)      64,415      (29,951)

     Increase (decrease) in cash
      during the year                      (24,567)           -       39,543
     Cash, beginning of year               122,922            -      129,706
                                       $    98,355  $         -  $   169,249
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 07-MAY-08